August 19, 2008

VIA EDGAR

Mr. Joe Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC  20549-7561

Re:                            Gaming Partners International Corporation

Form 10-K for the fiscal year ended December 31, 2007

Filed March 31, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 9, 2008

File No. 000-23588

Dear Mr. Foti:

We are in receipt of the Commission’s letter dated July 9, 2008, concerning the Form 10-K for the fiscal year ended December 31, 2007, filed by Gaming Partners International Corporation (GPIC or the Company) on March 31, 2008, which was in response to our response letter dated May 30, 2008 and the Commission’s original letter dated April 30, 2008. The following is the Company’s response to the Commission’s comment.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Results of Operations and Financial Condition

1.                                      We note your response to our prior comment 4, but believe your response, which states “a large portion of the variability noted in pre-tax income (loss) between the USA and France results from having all of the corporate expense of the parent company (GPIC) reflected only in the USA number” is vague and does not provide any quantitative support.  As your current disclosures do not provide enough information to allow a reader to fully understand the factors causing your domestic operations to incur significant pre-tax losses or break-even results while your foreign operations generated significant pre-tax income during the last two fiscal years, please also expand MD&A, preferably in tabular format, to include quantification of the major components of corporate expenses included in domestic results that supports and clarifies the differences from foreign pre-tax income (loss) from operations.  If there are other non-corporate items that comprise a difference in an individual period, these items should also be quantified by major component.  As part of your response, please provide us with your proposed disclosures.

Mr. Joe Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 18, 2008

Response:

We have not historically segregated our corporate expenses, but did so below in order to address the SEC’s observation regarding pre-tax income or loss related to our domestic operations compared to our foreign operations.  We calculated our corporate expenses (included in our domestic operations) to be $2.6 million for 2007 and $2.2 million for 2006.  We propose that in our next Form 10-K we disclose this amount in ITEM 7, MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A) under our discussion of  Income Taxes with a table similar to the following:

Pre- tax income (loss) by taxing jurisdictions (in thousands):

	2008		2007

United States (GPI USA and Corporate)	$	X	$(2,051)
France (GPI SAS)	X		3,108
Total pre-tax income	$	X	$1,057

Our corporate tax rate is calculated on a consolidated basis.  Our corporate costs are not allocated to our French subsidiary, GPI SAS.  Our corporate costs include such items as corporate management, regulatory fees, board of director expenses, investor relations expenses, auditing and review fees, and corporate legal expenses.  In 2008 and 2007, corporate costs total $X.X million and $2.6 million, respectively.

We considered quantifying the major components of corporate costs, but feel that greater detail is unwarranted as it would not contribute to a better understanding of our business.  To the extent that a single component has a material change, we will explain it in our MD&A section and disclose anything we believe is a trend.

We also considered the above proposed disclosure for our Form 10-K in our second quarter 2008 Form 10-Q filed on August 14, 2008, but refrained from doing so because, except for discrete items, income tax matters are typically only addressed on an annual basis and presented in detail in the Form 10-K.  Nonetheless, we looked at the comparison for the six months ended June 30 for 2008 and 2007 and noted corporate costs amounted to approximately $1.2 million and $1.5 million for 2008 and 2007, respectively.  Most of the decrease in corporate costs occurred in the second quarter of 2008 and was noted in the Form 10-Q on page 18 as being attributable to lower public company expenses and professional fees.

In our recently filed Form 10-Q we included the following explanatory language in the MD&A section under Income Taxes on page 19, which matches part of our proposed language for the Form 10-K.

Our corporate tax rate is calculated on a consolidated basis.  Our corporate costs are not allocated to our French subsidiary, GPI SAS.

Mr. Joe Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 18, 2008

In addition to the changes we made and are planning to make that are cited above, we made other changes in our recently filed Form 10-Q that we believe are responsive to your letter dated July 9, 2008.  The intent of the changes was to give better visibility to our business and present a clearer, more concise, picture of previously disclosed information.  In particular, we would like to point out our introductory paragraph under Overview of our Business, which is part of ITEM 2, MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A) on page 14 which reads:

GPIC manufactures and supplies (under the brand names of Paulson®, Bourgogne et Grasset®, and Bud Jones®) casino chips including low frequency and high frequency RFID casino chips, low frequency and high frequency RFID readers, table layouts, playing cards, dice, gaming furniture, roulette wheels, table accessories, and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette. GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis Rio Colorado, Mexico; Atlantic City, New Jersey; and Gulfport, Mississippi. GPIC sells its casino products directly to licensed casinos throughout the world.  We operate in one segment and have two operating subsidiaries, GPI USA and GPI SAS, a French subsidiary.  Our subsidiaries have the following product and distribution focus:

•      GPI USA sells primarily in the United States.  GPI USA sells our full product line.  Most of the products sold by GPI USA are manufactured in Mexico with the remainder either manufactured in Las Vegas or France.

•      GPI SAS sells internationally, with most sales occurring in Europe and Asia. GPI SAS predominately sells casino chips including both American-style casino chips and European-style casino chips, which are also known as plaques and jetons.  Most of the products sold by GPI SAS are manufactured in France.

This information has been disclosed previously, but we feel this presentation and positioning is more effective in emphasizing what products are sold and where they are sold.  Two other changes made in ITEM 2, MD&A, on page 16 were i) a further breakout of our casino chip revenues between European-style chips and American-style chips in the revenue by product line table and ii) the table showing our revenue by geographic area that in prior filings had only been in our footnotes to our financial statements.

The changes cited above are intended to give better understanding of our domestic operations represented by GPI USA and our international operations represented by GPI SAS.  As our business continues to evolve, we will provide appropriate updates.

We share the SEC’s concern regarding providing appropriate information to the investing community so that informed decisions can be made.  We believe providing more disclosure than we have proposed is not helpful to the investing community and places an undue burden on us as a smaller reporting company.

If you should have any further questions or concerns, please feel free to contact me at (702) 598-2428.

Mr. Joe Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 18, 2008

Sincerely,

/s/ David W. Grimes
David W. Grimes
Chief Financial Officer

cc:                                Gerard P. Charlier, President and Chief Executive Officer
Laura McAllister Cox, Chief Legal and Gaming Compliance Officer
Robert J. Kelly, Chairman, Audit Committee